Exhibit 99.1

news release
Encana agrees to sell interest in Horn River Basin’s Cabin Gas Plant for approximately C$220 million
Calgary, Alberta (October 7, 2011) — Encana Corporation (TSX, NYSE: ECA) has reached an agreement to sell its interest in the Cabin Gas Plant in the Horn River Basin of northeast British Columbia to Enbridge Inc. for approximately C$220 million at closing, which is expected in December 2011. The agreement covers Encana’s interest of approximately 52 percent in the first two phases of the natural gas processing plant, which has regulatory approval for total processing capacity of 800 million cubic feet per day (MMcf/d).
“This sale is another example of Encana redirecting midstream capital into our higher-return core business of growing natural gas and liquids production. Earlier this year, we sold our Fort Lupton gathering system and processing plant, and recently, we agreed to sell a portion of our Piceance midstream assets, also in Colorado. With the Cabin sale, proceeds totaling C$1.1 billion from these three midstream asset sales will strengthen our balance sheet, which will provide greater financial flexibility going into 2012,” said Renee Zemljak, Encana’s Executive Vice-President Midstream, Marketing & Fundamentals.
“When we divest of midstream assets such as this Cabin plant, we recoup the upfront infrastructure capital that is necessary to bring emerging natural gas developments such as Horn River into commercial production. We also avoid future capital commitments that will be required to expand these infrastructure facilities by entering into competitive, long-term gathering and processing fee agreements with top-tier midstream firms. These fee agreements provide cost stability for our ongoing natural gas developments and help us efficiently deliver natural gas and liquids to market. Beyond these three divestitures, we are also engaged in a process to divest of our Cutbank Ridge midstream assets in Canada. We look forward to completing all these divestitures and establishing long-term business relationships with industry-leading midstream companies,” Zemljak said.
Encana, as operator, has led construction of the Cabin Gas Plant to serve producers in the Horn River natural gas play. The plant is located approximately 60 kilometres northeast of Fort Nelson, B.C. Construction of the first phase is about 70 percent complete. It has planned capacity of about 400 MMcf/d and is expected to be commissioned in the third quarter of 2012. The second phase, also designed to have capacity of about 400 MMcf/d, is estimated to be commissioned in the third quarter of 2014, resulting in a total planned capacity of 800 MMcf/d. The sale of Encana’s interest in the Cabin Gas Plant is subject to certain regulatory approvals and customary closing conditions. Goldman, Sachs & Co. advised Encana on this transaction.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected proceeds from the sale of Encana’s interest in the Cabin Gas Plant; expected proceeds from the sale of the Fort Lupton processing plant, Piceance midstream assets, and its interest in the Cabin Gas Plant, including the expectation for the same to strengthen the company’s balance sheet to provide greater financial flexibility

Encana Corporation

going into 2012; expectation to divest of Cutbank Ridge midstream assets; expected capacity, phases, and estimated commission dates of the Cabin Gas Plant; and expecting closing date of the sale of Encana’s interest in the Cabin Gas Plant. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not successfully divest particular assets and within the expected date; the risk that the potential benefits of these transactions will not be realized; the risk that the company is unable to meet the targets in its 2011 guidance; the risk that the company may not conclude potential joint venture arrangements with others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; risk that target supply cost for 2011 and in the next few years will not be met; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

Encana Corporation	2